

August 29, 2013

Via E-Mail
Francis J. Conforti
Chief Financial Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

> **Re:** **Urban Outfitters, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 1, 2013**
> **Form 10-Q for the Quarter Ended April 30, 2013**
> **Filed June 10, 2013**
> **Response dated August 12, 2013**
> **File No. 000-22754**

Dear Mr. Conforti:

We have reviewed your filing and response and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended April 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 20

1. We note your response to our comment in the letter dated July 29, 2013 and understand that you do not plan to quantify the effects that your direct-to-consumer sales have on comparable net sales due to the integration of your store and direct-to-consumer channels and the development of your "omni-channel" capabilities over the last few years. However, we note that you continue to attribute changes in your revenues to movements in each of the separate channels in your discussion of your results of operations at page 20 and further emphasize the growth in your direct-to-consumer channel in statements

made in your first and second quarter earnings calls. For example, we note in your second quarter earnings conference call you reported that "both retail channels showed positive comp sales growth with the direct-to-consumer channel continuing to go at a much faster rate than the store channel." We also note that you refer to "continued robust direct-to-consumer sales" and "strong direct-to-consumer sales growth" to explain increases in your comp sales in your first quarter earnings call. As a result, it appears that separate quantified information about these two sales channels would provide investors relevant information regarding underlying trends in your sales channels to understand and evaluate your operations consistent with SEC Release No. 33-8350 and Item 303(a)(3)(ii) of Regulation S-K. To the extent material, please confirm you will quantify the impact that your direct-to-consumer sales channel and comparable store sales have on your comparable net sales in future filings to comply with Item 303 of Regulation S-K. Please provide your draft disclosures to be included in future filings in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining